September 6, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brad Skinner

Re:	Patterson-UTI Energy, Inc.

Form 10-K for Fiscal year Ended December 31, 2012

Filed February 13, 2013

File No. 000-22664

Dear Mesdames and Sirs:

By letter dated August 22, 2013, Patterson-UTI Energy, Inc. (the “Company”) received the Staff’s comments relating to the Company’s response to the Staff’s comment letter submitted August 6, 2013, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012. The following numbered paragraph repeats the comment for your convenience, followed by our response to that comment.

Form 10-K for Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

1. We have considered your response to comment one in our letter dated July 23, 2013 and note that your definition of “margin” excludes depreciation and amortization. Where you disclose or discuss your margin results, please include a statement or footnote that separately identifies the amounts of depreciation and amortization excluded from the applicable margin. In addition, you should address any material changes in the excluded depreciation and amortization amounts between periods, if applicable. Refer to Item 302(a)(1) of Regulation S-K, which defines gross profit as a measure that includes costs and expenses associated directly with or allocated to products sold or services rendered.

We respectfully acknowledge the Staff’s comment. In future filings, where we disclose or discuss our margin results, we will include a statement or footnote that separately identifies the amounts of depreciation and amortization that are excluded from the applicable margin. We will also address any material changes in the excluded depreciation and amortization amounts between periods, if applicable. Following is a revision of the discussion of our pressure pumping margins from the top of page 25 of our 2012 Form 10-K:

In 2012, margins from the pressure pumping segment were $261 million compared to $284 million in 2011 or a reduction of 8.3%. The decrease in margin is primarily due to higher direct operating costs associated with larger multi-stage fracturing jobs. Margin does not include depreciation and amortization of $111 million and $73.3 million in 2012 and 2011, respectively. The increase in depreciation and amortization expense in 2012 is primarily due to charges relating to the write -off of unserviceable equipment and significant capital expenditures in recent years to add capacity.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (214) 765-5525 if you have any questions or would like any additional information regarding these matters.

Very truly yours,

/s/ John E. Vollmer III

John E. Vollmer III
Senior Vice President-Corporate Development,
Chief Financial Officer and Treasurer